VNU

2002

Cash earnings - earnings before goodwill charges* and extraordinary items	+ 5% to EUR	201 million
Cash earnings per share earnings per share before goodwill charges* and extraordinary items	+ 3% to EUR 0.82	
Average number of common shares outstanding increased by 2% to 240 million		
Net revenues	- 10% to EUR	2,164 million
Total operating income	- 13% to EUR	348 million
Net earnings	+ 23% to EUR	93 million
Operating income as a percentage of net revenues 15.6%		
VNU expects to increase cash earnings per share for 2002 at approximately the same rate as in the first half of the year		

* Goodwill charges include normal goodwill amortization and possible charges based on impairment tests.

VNU today reported a 5% increase in cash earnings and a 3% increase in cash earnings per share for the first half of 2002, exceeding the company's expectations that were made public in March of this year. This improvement was primarily due to a more favorable development in most of the business groups and the acquisition of Golden Pages in Ireland.

In the first half of 2002, operating income of the Marketing Information group grew substantially. This also applies to the Media Measurement & Information group excluding one-time charges at NetRatings.

Operating income of the Business Information group decreased less than expected. The decrease was the result of an economic slowdown which caused a significant decline in advertising volume for trade periodicals, especially in Europe. Cost-saving measures only partially offset this decline. However, operating income of the trade show business, part of this group, showed a slight increase.
Operating income of the Directories group declined slightly. The negative effects of a strike in Belgium were partially offset by the positive effect of the acquisition of the Golden Pages business in Ireland.

Excluding the 'Internet Measurement' activities of NetRatings, other Internet related activities showed positive results. The improved operating performance of NetRatings was more than offset by a charge for reorganization. Including this charge, the operating loss of 'Internet Measurement' activities increased to EUR 31 million.

Due to lower interest expense, the interest coverage ratio will increase substantially in 2002 compared with 2001.

Rob van den Bergh, Chairman of the Executive Board, commented on the first half results: *'The results were better than expected and demonstrate our enhanced ability to deliver improved results even in difficult economic conditions. Our largest groups, Marketing Information and Media Measurement & Information, showed a strong performance in line with our targets, outperforming the market. As a media and information company we are able to deliver good growth perspective in the longer term because we are in an unparalleled position to create a new business model by linking our resources to provide clients with actionable insights, industry expertise and marketplace connectivity.*
This is a unique strength. The dramatic change in our business portfolio – replacing business segments sensitive to cyclical fluctuations with more recession-resilient, branded 'must have' information for professionals – has clearly paid off. The strong growth of the Marketing Information and Media Measurement & Information groups offsets the fall-off in advertising in our Business Information group. Our trade show business performed well in a period of economic slowdown. Trade shows and conferences currently generate approximately 60% of the operating income of our Business Information group. The tough economic conditions affected operating income of the Directories group only slightly.
The acquisition of the Golden Pages business in Ireland had an immediate positive effect and strengthened our growth opportunities in this business segment.
VNU is in very good shape; we transformed the company in time to benefit from the lower cyclicality and higher growth potential of our portfolio. We have confidence that VNU will continue to grow in the second half of 2002.'

Revenues and Results

Mainly as the result of the elimination of net revenues and operating income of the divested Consumer Information and Educational Information groups, net revenues declined by 10% from EUR 2,392 million to EUR 2,164 million and total operating income including VNU's share in operating income of non-consolidated subsidiaries declined by 13% from EUR 398 million to EUR 348 million. Total operating income was also negatively affected by one-time items totalling EUR 7 million, representing one-time charges of EUR 13 million for the Media Measurement & Information group and one-time gains of EUR 6 million for the Business Information group.
Operating income expressed as a percentage of net revenues amounted to 15.6%.

Cash earnings – earnings before goodwill amortization, impairment charges and extraordinary items – increased in the first half of 2002 by 5% from EUR 191 million to EUR 201 million. This increase was primarily the result of lower interest expenses, lower income taxes and a lower amount for minority interests, partially offset by the elimination of operating income from the divested Consumer Information and Educational Information groups.

Cash earnings per share – earnings per share before goodwill amortization, impairment charges and extraordinary items – increased by 3% to EUR 0.82.
The growth rate in cash earnings per share was impacted by a 2% increase in the average number of common shares outstanding. Without the Golden Pages acquisition, cash earnings per share would have been EUR 0.79.

Net earnings increased by 23% from EUR 75 million to EUR 93 million. The difference in increase in net earnings and cash earnings is the result of lower goodwill amortization.

Performance by Group

In the first half of 2002 and 2001, VNU's business groups generated the following net revenues and operating income. Total operating income also includes operating income of non-consolidated subsidiaries.

AMOUNTS X EUR 1 MILLION	first half 2002		first half 2001	
	NET REVENUES	TOTAL OPERATING INCOME	NET REVENUES	TOTAL OPERATING INCOME
Marketing Information	989	96	767	74
Media Measurement & Information	529	83	469	85
Business Information	441	78	523	96
Directories	205	98	199	100
Divested operations	–	–	434	49
Other	–	(7)	–	(6)
Total	2,164	348	2,392	398

Marketing Information

The worldwide operating Marketing Information group achieved excellent growth in both net revenues and total operating income. This group accounted for 46% of total net revenues in the first half of 2002. Net revenues of the Marketing Information group, which are mainly generated by the 'Retail Measurement' services of ACNielsen, increased by 29% from EUR 767 million to EUR 989 million in the first half of the year.

ACNielsen collects, analyzes and interprets data on consumer attitudes and purchasing behavior and provides its clients with in-depth insight about marketplace dynamics, to enable them to enhance their marketing and sales programs.

Total operating income of this group increased by 30% from EUR 74 million to EUR 96 million. Although 2001 results exclude ACNielsen's operating income prior to February 16, this did not materially impact comparisons with 2002, since ACNielsen does not record a significant amount of operating income in the early weeks of the calendar year. ACNielsen's operating income typically builds over the course of the year, with more income recorded in the second half of the year than in the first half.

On a pro forma basis (including ACNielsen from January 1, 2001), organic growth of net revenues in constant currency for the Marketing Information group amounted to 5%. This growth is in line with our previous guidance that annual revenue growth would be 5-7% for this group in constant currency. The pro forma organic growth of ACNielsen amounted to 7%.

Operating margin of the group was 9.6%.

During the first half, ACNielsen continued to sign new clients for *Category Business Planner*, an Internet-based category management system that allows consumer product manufacturers and retailers to collaborate more effectively on marketing programs. ACNielsen introduced *Category Business Planner* in the United States during 2001, and the system is now used by more than 45 U.S. retailers and manufacturers.

In Europe, operating efficiency further improved as progress was made with the major restructuring program, 'Operation Leading Edge'. Under this program, plans have been made to create a 'shared service center' to streamline back-office functions and reduce costs. Implementation of 'Operation Leading Edge' will, over time, result in higher operating income and an improved operating margin.

In the Asian Pacific region, the group also realized a strong increase in net revenues and operating income. Early July 2002, Claritas Europe sold its 50% interest in Abacus Direct Europe, which is active in the field of database marketing, to DoubleClick.

For 2002 in total, we expect organic revenue growth in constant currency of 5 to 7% for the Marketing Information group. This expectation is in line with our previous statements.

Media Measurement & Information

The Media Measurement & Information group generated 24% of total net revenues in the first half of 2002. Net revenues of this group, of which Nielsen Media Research is the cornerstone, increased by 13% from EUR 469 million to EUR 529 million. VNU's activities in this area include measurement and analysis of audiences for television and radio, analysis of Internet usage,

advertising information services that track both spending and creative content, and other types of media information and media solutions.
The *Nielsen* brand name is the worldwide 'currency' for the information services of this group and the brand also has been extended to our Entertainment Information businesses. This 'branding' strategy is an important step in the group's plan to integrate the data and information of its media and entertainment information businesses and to develop new information services. As part of this strategy, during the first half Nielsen Media Research in the United States was combined with ACNielsen Media International, which is active in 40 countries, to form a single media measurement business operating under the brand name *Nielsen Media Research*.
Total operating income of the group declined by 2% from EUR 85 million to EUR 83 million, due primarily to lower results at NetRatings, VNU's 65%-owned Internet measurement business.
Results of NetRatings were under pressure as a result of one-time charges totalling EUR 13 million related to restructuring measures and a settlement of patent litigation with Jupiter Media Metrix. Excluding these one-time charges, operating income increased by 13%.
On a pro forma basis (including ACNielsen Media International from January 1, 2001), organic growth of net revenues in constant currency for the Media Measurement & Information group amounted to more than 6%. Nielsen Media Research in the United States generated organic revenue growth of 9%, whereas SRDS and NetRatings showed lower revenues.
Operating margin of the group amounted to 15.7%.
Among the major developments of the first half, the business units which measure and analyze Internet audiences and usage have been consolidated.
NetRatings, provider of the global standard in Internet audience measurement and analysis, acquired ACNielsen eRatings, which offers the *Nielsen//NetRatings* service outside of the United States. With the completion of this transaction, VNU now has a majority interest of 65% in NetRatings.
Furthermore, NetRatings acquired Jupiter Media Metrix's contracts for European Internet audience measurement. Separately, NetRatings also acquired *AdRelevance*, which measures on-line advertising, and *@plan*, which analyzes Internet users profiles.

For 2002 in total, we expect that Nielsen Media Research In the United States and the Entertainment Information division will generate organic revenue growth in constant currency of at least 8%. However, revenue growth for the overall Media Measurement & Information group is expected to be in line with the growth in the first half of 2002 as a result of a decline in advertising at SRDS and the revenue development of NetRatings.

Business Information

Operating income of the Business Information group decreased less than expected. The decrease was the result of an economic slowdown which has caused a significant decline in advertising volume for trade periodicals, especially in Europe. Cost-saving measures only partially offset this decline. However, operating income of the trade show business, part of this group, showed a slight increase.
The group accounted for 20% of total net revenues in the first half of 2002, of which less than half is advertising revenues.
VNU is among the largest providers of integrated business-to-business information in the United States and Europe and serves its clients through three channels: printed trade magazines and annual directories, on-line business information, and information through direct personal contact at trade shows, exhibitions and conferences.
Net revenues of Business Information decreased by 16% from EUR 523 million to EUR 441 million. The effect of the rapid economic downturn, which began in the first half of 2001 in the United States and later spread to Europe, was most evident in the first half of 2002. This resulted in a sharp decline in advertising revenues, which decreased by 26% from EUR 279 million to EUR 207 million. In Europe the fall-off in advertising revenue amounted to 36% and in the United States to 19%.
Total operating income decreased by 19% from EUR 96 million to EUR 78 million. Operating income, however, was positively affected by the sale of several business magazines and by insurance benefits resulting from the cancellation of some trade shows. These one-time items amounted to EUR 6 million in total. Results of trade show business slightly increased and the business now

income, while American trade magazines generated the other 40%. Operating margin of the group amounted to 17.6%.

Directories

In the first half of 2002, the Directories group contributed approximately 10% of total net revenues. VNU World Directories is an international publishing company of telephone directories, professional and business directories, as well as a provider of information services on the Internet, (mobile) telephone and CD-ROM. Net revenues of the Directories group increased by 3% from EUR 199 million to EUR 205 million. This is the result of the consolidation of the Golden Pages business in Ireland as of May 22, 2002, following VNU's acquisition of the remaining 63% of this business it did not already own.
A strike in Belgium had a negative effect on net revenues and caused among other things a delay in distribution of certain directories. Economic pressure also affected net revenues and operating income of the group slightly. Total operating income decreased by 2% from EUR 100 million to EUR 98 million, due primarily to the delay in distribution of certain Belgian directories. The decline was partially offset by the additional results of Golden Pages.
Primarily due to the strike in Belgium, pro forma organic net revenues (including Golden Pages as per January 1, 2001) in constant currency of the Directories group decreased by 11%. Operating margin of the group was 44.6% in the first half of 2002. In addition to the acquisition of the remaining interest in Golden Pages, VNU also acquired a 28% interest in Pagini Aurii, the telephone directories company in Romania.

Acquisitions

VNU invested EUR 291 million for acquisitions in the first half of 2002. Most important was the acquisition of the remaining interest of 63% in Golden Pages for EUR 185 million. This transaction also included the 100% buy-out of an annual management fee payable by Golden Pages to Eircom.
VNU World Directories entered Romania with the acquisition of a 28% interest in Pagini Aurii for USD 6 million. Pagini Aurii publishes 41 telephone and business directories with an annual circulation of over 2 million copies and also distributes its directory information via the Internet and CD-ROM.
NetRatings acquired the remaining 80% interest of ACNielsen eRatings, which was owned by ACNielsen. With the completion of this transaction, VNU's interest in NetRatings is 65%. In addition, NetRatings acquired Jupiter Media Metrix's European contracts for Internet audience measurement and separately acquired the services *AdRelevance* and *@plan*.
Finally, the Business Information group acquired the Spanish publishing company Publicaciones Profesionales. This company publishes trade magazines and organizes industry events for the advertising and marketing sector.

Intangibles

The 2002 half yearly financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the 2000 and 2001 financial statements. Starting 2001, in accordance with the Dutch accounting rules an amortization is to be recorded of all intangible fixed assets. In the United States, a standard has been issued that goodwill amortization no longer permits as of 2002 unless it relates to the annual impairment tests.
In 2001, the International Accounting Standards Board (IASB) has started the 'Business Combinations' project. This project is expected to lead to convergence of the International Accounting Standards with the accounting standards in the United States.
The IASB is expected to issue a draft standard shortly, whereafter a definite standard is expected to be issued in 2003. Considering the above mentioned developments, we decided to maintain our current accounting principles in 2002, because we believe that more changes in our intangibles policy will not improve the reader's insight into our financial statements.
Following the Dutch guidelines in the first half of 2002 would have led to additional amortization of publishing rights of EUR 56 million, which also would have entailed longer terms of amortization than 20 years in accordance with our current goodwill amortization policy.
This item has no impact on cash earnings per share, which is the most important benchmark used by VNU.
In the first half of 2002, VNU carried out impairment tests on its publishing rights and goodwill. This did not result in any impairment charge.

Finances

In May 2002, VNU completed a private issue of 7.85 million common shares at an offering price of EUR 33.75 per share. The EUR 265 million proceeds from this offering were used to finance the add-on acquisition of VNU's interest in Golden Pages, to repay existing indebtedness and for general corporate purposes.

Total net debt decreased from EUR 4.2 billion at the end of 2001 to EUR 3.9 billion at June 30, 2002. Short-term debt decreased by some 50% to EUR 467 million, which is lower than our unused committed 5-year stand-by credit arrangement.

For 2002 as a whole, we expect the interest coverage ratio – total operating income before goodwill amortization and impairment charges plus interest income, divided by interest expense – to improve to 4.1 - 4.4 compared with 3.1 in 2001, which is in line with VNU's desired minimum of 4.0.

We expect the differently defined interest coverage ratio in the loan documentation of long-term non-public debt to amount to 5.6 – 5.9 in 2002. This ratio amounted to 4.1 in 2001. A minimum ratio of 3.0 has been agreed upon with our lenders.

In the first half of 2002, capital expenditure amounted to EUR 84 million. For the full year 2002, we expect the amount to be between EUR 200 million to 210 million.

Interim Dividend

For the financial year 2002, VNU will pay an interim dividend of EUR 0.12 per common share, which is equal to the 2001 interim dividend. If desired, the interim dividend on common shares can be converted into common stock. Total number of shares necessary to obtain one new share will be fixed on the basis of the average final market prices during the last three days of the period in which shareholders can make the choice between a cash dividend or shares.

The interim dividend expressed in shares will approximate as closely as possible the value of the cash dividend.

For the 7% preferred shares an interim dividend of EUR 0.64 will be paid.

The interim dividend on common shares, which is not indicative of the amount of our final dividend, and the interim dividend on preferred shares, will be paid on August 28, 2002.

Prospects

For 2002 as a whole, we expect the increase in cash earnings per share – earnings per share before goodwill amortization, impairment charges and extraordinary items – to be approximately at the same level as the increase in cash earnings per share in the first half of 2002. This expectation assumes a USD / EUR parity in the second half of 2002.

Executive Board
Haarlem, August 14, 2002

Forward looking statements

This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

On December 17, 2002, VNU wil release a 'trading update', which includes preliminary information about VNU's development in the second half of 2002. The 2002 yearly figures will be published on March 12, 2003.

Consolidated Balance Sheet

AMOUNTS X EUR 1,000	June 30 2002	December 31 2001	June 30 2001
Fixed assets			
Intangible assets	**8,757,068**	9,149,494	9,898,726
Property, plant and equipment	**496,403**	537,515	479,027
Long-term financial assets	**156,476**	171,769	221,260
	9,409,947	9,858,778	10,599,013
Current assets			
Inventories	**74,606**	56,602	111,524
Accounts receivable and other current assets	**1,411,459**	1,509,616	1,669,329
Cash and cash equivalents	**513,412**	623,639	729,607
	1,999,477	2,189,857	2,510,460
Current liabilities	**1,980,342**	2,683,699	4,846,231
Working capital	**19,135**	(493,842)	(2,335,771)
Capital to be financed	**9,429,082**	9,364,936	8,263,242
Non-current liabilities			
Debenture loans and private placements	**3,499,093**	3,355,052	2,938,941
Other long-term liabilities	**179,392**	196,629	242,019
	3,678,485	3,551,681	3,180,960
Provisions for liabilities and charges	**268,368**	279,101	301,672
Subordinated loans	**491,882**	491,882	491,882
Minority interests	**91,070**	142,142	158,448
Shareholders' equity			
Capital stock	**52,085**	50,262	50,168
Additional paid-in capital	**2,335,849**	2,067,434	2,066,513
Retained earnings	**2,511,343**	2,782,434	2,013,599
	4,899,277	4,900,130	4,130,280
Financing capital	**9,429,082**	9,364,936	8,263,242

The interim figures included in this report are unaudited.

Consolidated Statement of Earnings

AMOUNTS X EUR 1,000	first half 2002	first half 2001	2001
Net revenues	**2,163,828**	2,392,198	4,825,093
Raw materials	**235,088**	311,911	531,483
Purchased services	**84,940**	175,823	306,903
Personnel costs	**970,243**	922,767	1,917,675
Depreciation of property, plant and equipment	**81,997**	74,399	148,822
Other operating expenses	**453,309**	522,164	1,114,196
Total operating costs and expenses	**1,825,577**	2,007,064	4,019,079
Operating income	**338,251**	385,134	806,014
Equity in operating income of non-consolidated subsidiaries	**9,341**	13,129	29,187
Total operating income before goodwill amortization and impairment charges	**347,592**	398,263	835,201
Goodwill amortization	**(107,695)**	(115,954)	(260,885)
Goodwill impairment charges	**—**	—	(140,000)
Operating income after goodwill amortization and impairment charges	**239,897**	282,309	434,316
Interest income	**14,641**	24,760	41,669
Interest expense	**(98,357)**	(157,543)	(279,592)
Results from financial income and expense	**(83,716)**	(132,783)	(237,923)
Earnings from ordinary activities before income taxes	**156,181**	149,526	196,393
Income taxes	**(65,799)**	(69,650)	(172,058)
Earnings from ordinary activities after income taxes	**90,382**	79,876	24,335
Minority interests	**2,442**	(4,387)	(9,638)
Earnings from ordinary activities after income taxes and after minority interests	**92,824**	75,489	14,697
Extraordinary items before income taxes	**—**	—	989,399
Income taxes	**—**	—	—
Extraordinary items after income taxes	**—**	—	989,399
Net earnings	**92,824**	75,489	1,004,096

Per common share

AMOUNTS X EUR 1	first half 2002	first half 2001	2001
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	**0.82**	0.80	1.73
Earnings before extraordinary items	**0.37**	0.31	0.04
Earnings before extraordinary items including possible			

Shareholders' Equity

Changes in shareholders' equity are the following:

AMOUNTS X EUR 1 MILLION	first half 2002	first half 2001
Balance at January 1	**4,900**	3,747
Issuance of new shares	**260**	43
Foreign currency rate differences	**(392)**	251
Exercise of stockdividend option	**44**	41
Net earnings current financial year	**93**	75
Other changes	**(6)**	(27)
Balance at June 30	**4,899**	4,130

Consolidated Statement of Cash Flows

AMOUNTS X EUR 1,000	first half 2002		first half 2001		2001	
Operating income of consolidated subsidiaries after goodwill amortization and impairment charges		**230,557**		269,387		405,549
Adjustments for:						
Depreciation of property, plant and equipment		**81,997**		74,399		148,822
Goodwill amortization and impairment charges of consolidated subsidiaries		**107,695**		115,747		400,465
Change in provisions and other long-term liabilities		**(5,083)**		(16,243)		(23,647)
Change in accounts receivable and other current assets	**19,351**		(31,194)		(18,670)	
Change in inventories	**(9,886)**		(15,549)		8,683	
Change in current liabilities	**(100,059)**		(25,088)		(41,115)	
Change in working capital items		**(90,594)**		(71,831)		(51,102)
Cash flows from operations of consolidated subsidiaries		**324,572**		371,459		880,087
Interest received	**10,023**		38,200		43,067	
Dividends received from non-consolidated subsidiaries	**567**		3,333		11,455	
Interest paid	**(77,129)**		(154,787)		(262,352)	
Income taxes paid	**(30,225)**		(60,024)		(142,189)	
		(96,764)		(173,278)		(350,019)
Cash flows from operating activities		**227,808**		198,181		530,068
Acquisitions of consolidated and non-consolidated subsidiaries	**(291,014)**		(2,720,435)		(2,782,593)	
Divestitures of consolidated and non-consolidated subsidiaries	**19**		1,627		1,276,487	
Net investment in property, plant and equipment	**(84,378)**		(112,797)		(238,617)	
Net investment in long-term financial assets	**(6,078)**		(3,020)		10,429	
Cash flows from investment activities		**(381,451)**		(2,834,625)		(1,734,294)
Proceeds from long- and short-term debt	**414,371**		4,627,116		5,739,897	
Repayment of long- and short-term debt	**(528,058)**		(1,749,934)		(4,268,047)	
Proceeds from share issuance	**259,992**		6,891		9,175	
Dividends paid	**(51,424)**		(52,841)		(69,659)	
Cash flows from financing activities		**94,881**		2,831,232		1,411,366
Net cash flows		**(58,762)**		194,788		207,140
Foreign currency translation differences and other changes		**(51,465)**		(67,603)		(185,923)
Changes in cash and cash equivalents		**(110,227)**		127,185		21,217
Free cash flows		**92,006**		32,543		221,792

VNU nv
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

telephone +31 23 546 34 63
fax +31 23 546 39 38
corporate website www.vnu.com